Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2012	2013	2014	2015	2016
Pretax income (loss) from continuing operations (1)	$11,590	$29,109	$6,293	$(2,635)	$(11,604)
Fixed charges	27,594	28,556	27,766	31,007	29,549
Capitalized Interest	—	(522)	(1,401)	(3,227)	(5,628)
Distributed income of equity investees	—	—	—	—	—
	$39,184	$57,143	$32,658	$25,145	$12,317

Fixed charges:
Interest expense and amortized deferred financing costs	$20,920	$21,941	$19,967	$24,365	$22,907
Estimated interest expense in operating leases	6,674	6,615	7,799	6,642	6,642
Preference security dividend requirements	—	—	—	—	—
Total fixed charges	$27,594	$28,556	$27,766	$31,007	$29,549

Ratio of earnings to fixed charges (2)	1.4	2.0	1.2	0.8	0.4

(1) Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.
(2) The Company had deficiencies of earnings to fixed charges of $17,232 and $5,862 for the year ended December 31, 2016 and 2015, respectively.